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EAI LOGO

September 13, 2000

Dear Stockholder:

     I am pleased to inform you that Engineering Animation, Inc. has entered into a merger agreement with Unigraphics Solutions Inc. and its wholly owned subsidiary UGS Acquisition Corporation pursuant to which UGS Acquisition Corporation has commenced a tender offer to purchase all of the outstanding shares of Engineering Animation, Inc.'s common stock for $13.75 per share in cash. The tender offer is conditioned upon, among other things, a majority of Engineering Animation, Inc.'s shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Engineering Animation, Inc. common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE UNIGRAPHICS OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF ENGINEERING ANIMATION, INC.'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT ENGINEERING ANIMATION, INC.'S STOCKHOLDERS ACCEPT THE UNIGRAPHICS OFFER AND TENDER THEIR SHARES OF ENGINEERING ANIMATION, INC. COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Goldman, Sachs & Co., that, as of the date of the opinion, and based upon and subject to the matters set forth therein, the consideration to be received by the holders of Engineering Animation, Inc. common stock in the offer and the merger is fair from a financial point of view to Engineering Animation, Inc.'s stockholders. A copy of Goldman, Sachs & Co.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldman, Sachs & Co. in rendering its opinion, can be found in Exhibit (a)(4). You should read the opinion carefully and in its entirety.

     Enclosed are the Unigraphics Offer to Purchase, dated September 13, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.
                                          Matthew M. Rizai
                                          Chairman, Chief Executive
                                          Officer & Treasurer